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                             [Logo CanWest Global]


                                  NEWS RELEASE

For immediate release
September 22, 2005

             Turkcom Highest Bidder to Acquire Interest in Metro FM

            CanWest has option to acquire 75% interest in Metro FM, and will provide certain advisory services to the Turkish radio station

Winnipeg: CanWest Global Communications Corp. today announced that, following completion of an auction conducted earlier today by the Turkish Savings and Deposit Insurance Fund (the Fund), Pasifik Televizyon Ve Radyo Yayinciligi Ticaret A.S. (Pasifik) has been awarded the right to acquire the assets of Metro FM, a radio station with national reach in Turkey. Pasifik is a wholly-owned subsidiary of Turkcom Iletisim Hizmetleri A.S. (Turkcom). The total consideration bid by Pasifik for Metro FM was US$22.85 million, which will be payable in cash on completion of the acquisition. The transaction, which is subject to regulatory approvals by certain Turkish authorities and the Fund, is expected to be completed within the next 90 days.

CanWest's wholly-owned subsidiary, CGS NZ TV Shareholdings (Netherlands) B.V.
(CGS) has entered into certain agreements with Pasifik and Turkcom whereby CGS will through a Turkish subsidiary provide certain non-regulated operational, sales representation and advisory services to Metro FM on a fee-for-service basis. Subject to a relaxation in current foreign ownership restrictions and receipt of all necessary regulatory approvals, CGS has an entitlement to acquire up to a 75% interest in Metro FM.

Metro FM is Turkey's most popular national radio station broadcasting in the English-language popular music genre. Metro FM's English-language music programming appeals to a young affluent urban audience and also to visiting tourists, audiences with high disposable income that are of great interest to advertisers. Metro FM's 4.9% market share is greater than the combined market shares of the next two most popular national stations broadcasting in the same English-language music format. The station's reach extends to approximately 40% of Turkey's population - about 28 million people.

This announcement follows CanWest's announcement yesterday that it had acquired a 25% interest in Super FM, one of the most popular radio stations in Turkey, in partnership with Turkcom.

The Fund will be auctioning several additional media operations over the next two weeks. Turkcom is currently considering its participation in these upcoming auctions If it is successful in acquiring additional media assets in this process, CGS will have similar rights to provide certain non-regulated operational, sales representation and advisory services to those additional assets, as well as having, subject to relaxation in current foreign ownership restrictions and receipt of all necessary regulatory approvals, entitlements to acquire up to 75% interests in those additional assets.


"We are delighted that Turkcom has been the successful bidder for Metro FM, and that we will play a meaningful role in the station," said Tom Strike, President of CanWest MediaWorks International.

Gregory M. Kiez, a director of Global Investment Holdings, and Mr. Fatih Akol, both speaking on behalf of Turkcom, said "We are very pleased with the success of Pasifik's bid for Metro FM. We believe that there is potential for considerable growth at Metro FM, both from building upon the station's appeal to its target audience and by expanding its relationships with advertisers. We believe that our operational relationship with CanWest will be an important asset as we take advantage of CanWest's extensive international experience in running profitable media operations."

Turkcom is a private Turkish investment company advised by Global Yatirim Holdings A.S. (Global Investment Holdings).

CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.SV and CGS.NV, www.canwestglobal.com), an international media company, is Canada's largest media company. CanWest is Canada's largest publisher of daily newspapers, and also owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, Web sites and radio networks in Canada, New Zealand, Australia and Ireland.

Global Investment Holdings is a holding company publicly listed on the Istanbul stock exchange (ISE: GLYHO, www.globalyatirim.com), with operations in the infrastructure, energy and finance sectors in Turkey, including a wholly-owned finance unit, Global Menkul Degerler A.S. ("Global Securities")
(www.global.com.tr) which has been the leading independent brokerage and corporate finance firm in Turkey since 1990.


For further information contact:

Geoffrey Elliot
Vice President, Corporate Affairs
CanWest Global Communications Corp.
Tel: +1 (204) 956-2025
Fax: +1 (204) 947-9841
gelliot@canwest.com